FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

 Notification of Transactions of Directors, Persons Discharging
Managerial Responsibilities or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Performance Share Plan (the Plan) notified the Company and the under-mentioned Directors, Persons Discharging Managerial Responsibilities ('PDMR') and Connected Persons on 24 July 2015 of the following increases in their notional interests in Ordinary Shares at a price of 1369.00 pence per Ordinary Share and American Depositary Shares ('ADSs') at a price of $41.80 per ADS following the notional re-investment of the dividend paid to shareholders on 9 July 2015.

Director/PDMR	Ordinary Shares	ADSs
Sir Andrew Witty	18997.185
Dr M M Slaoui		5596.705
Mr S Dingemans	8251.600
Mr R G Connor	3700.161
Mr N Hirons	592.901	205.521
Mr S A Hussain	7756.471
Mr W C Louv		1641.746
Mr D S Redfern	2813.799
Ms C Thomas	3910.257
Mr P C Thomson	1996.718
Mr D E Troy		3481.744
Dr P J T Vallance	8326.341
Ms E Walmsley	4816.457
Mrs V A Whyte	524.954

Connected Person	Ordinary Shares	ADSs
Dr K Slaoui (Connected Person to Dr M M Slaoui)		90.534
Mrs K Thomson (Connected Person to Mr P C Thomson)	49.550

The notional dividends accrued will be paid out in proportion to the percentage of participants' Plan holdings that vest following the end of the relevant measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

27 July 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 27, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc